Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD AND FRANCO-NEVADA ENTER AGREEMENT FOR $50 MILLION ROYALTY AND EQUITY INVESTMENT

TORONTO, ONTARIO—(Marketwire — February 8, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has entered into an agreement (the “Agreement”) with Franco-Nevada Corporation (TSX:FNV) (NYSE:FNV) (“Franco-Nevada”) through which Franco-Nevada will pay to the Company US$35 million for a 2.25% net smelter return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Complex. In addition, Franco-Nevada will pay C$15 million to acquire 10,050,591 common shares of the Company on a private placement basis, with the purchase price per share of C$1.49 representing a 5% premium to the 10-day volume weighted average price.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are happy that, following an assessment of our Timmins West Complex, Franco-Nevada has decided to join us as a new shareholder and to invest in the future of this Complex. Timmins West continues to demonstrate considerable potential for both near-term profitable production and longer term exploration success. The $50 million we will receive provides valuable capital to support the ongoing development of our mines and projects as we progress towards rapid production growth later this year, including the completion of our mill expansion to 3,000 tonnes per day. We have been diligent in pursuing capital alternatives that do not significantly dilute existing shareholders, and believe our arrangement with Franco-Nevada accomplishes that objective.”

David Harquail, President and CEO of Franco-Nevada, commented: “We are very pleased to acquire an interest in the currently operating Timmins West Complex, which has a significant production expansion underway and has excellent resource growth potential in the prolific Timmins Gold camp.”

Royalty Arrangement

Under terms of the royalty agreement, the Company will receive US$35 million for a 2.25% NSR royalty on production from the Company’s Timmins West Complex. The Timmins West Complex includes the Company’s Timmins and Thunder Creek deposits (collectively the Timmins West Mine), the 144 property, the Thorne property (Gold River Trend) as well as a number of wholly owned and joint venture claims on the west side of Timmins, Ontario.

Equity Investment

Lake Shore Gold will issue and sell to Franco-Nevada 10,050,591 common shares of the Company for C$15 million on a private placement basis. The price of C$1.49 per share represents a 5% premium to the volume weighted average trading price for Lake Shore Gold’s common shares on the Toronto Stock Exchange for the 10 trading days immediately preceding the announcement of the Agreement.

The Agreement is subject to standard conditions, including the approval of the Toronto Stock Exchange for the share issuance, with closing anticipated prior to the end of February, 2012.

BMO Capital Markets has acted as financial advisor to Lake Shore Gold in connection with the Agreement with Franco-Nevada.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in and around the century-old Timmins Gold Camp. The Company is in commercial production at the Timmins Mine, has commenced pre-production development at the adjacent Thunder Creek deposit, and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is operational at a capacity of 2,000 tonnes per day and is currently being expanded to 3,000 tonnes per day with completion targeted for late 2012. The Company continues to invest aggressively in exploration at its multiple properties in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com